UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   194206 10 8
                                 (CUSIP Number)


 FAY M. MATSUKAGE, 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 11, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.194206 10 8                                                 PAGE 2 OF 5


                                  SCHEDULE 13D

1   NAME OF REPORTING PERSON                                     JANICE A. JONES
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
    (See Instructions)                                            (b) [ ]
3   SEC USE ONLY
4   SOURCE OF FUNDS (See Instructions)
    OO
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                             [X]
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES

NUMBER OF        7                 SOLE VOTING POWER
SHARES BENE-                       3,208,000 SHARES
FICIALLY         8                 SHARED VOTING POWER
OWNED BY                           -0-
EACH             9                 SOLE DISPOSITIVE POWER
REPORTING                          3,208,000 SHARES
PERSON WITH      10                SHARED DISPOSITIVE POWER
                                   -0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,208,000 SHARES
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                                         [X]
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.9%
14  TYPE OF REPORTING PERSON*
    IN


INCLUDE  BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             2 OF 5
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.194206 10 8                                                 PAGE 3 OF 5


ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of College Bound Student Alliance, Inc., a Colorado corporation (the "Issuer"). Its principal executive offices are located at 5275 DTC Parkway, Suite 110, Englewood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND.

The person filing this statement is Dr. Janice A. Jones., whose business address is 5275 DTC Parkway, Suite 110, Englewood, Colorado 80111. Dr. Jones' principal occupation is Chair of the Board and Chief Executive Officer of Chartwell International, Inc. ("Chartwell"), 5275 DTC Parkway, Suite 110, Englewood, Colorado 80111. During the past five years, she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In June 1995, Dr. Jones consented to the entry of an order of the Securities and Exchange Commission (the "SEC") relative to Cease and Desist Proceedings instituted by the SEC. Without admitting or denying the matters set forth therein, Dr. Jones was found to have failed for three years and two months to file a Schedule 13G or amendments thereto or to timely file Forms 3, 4 and 5 with respect to a public company of which she was an officer, director and greater than 5% shareholder. Dr. Jones is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since August 1997, Dr. Jones has acquired shares of the Issuer's common stock for services rendered to the Issuer in her capacity as a director and corporate secretary:

                   NUMBER OF SHARES
DATE               ACQUIRED                       CONSIDERATION FOR SHARES
------------------------------------------------------------------------------------------------
08/14/97               8,000                   Founder's shares valued at $8
------------------------------------------------------------------------------------------------
03/06/98              36,666                   Founder's shares valued at $37
------------------------------------------------------------------------------------------------
05/22/98               5,333                   Founder's shares valued at $5
------------------------------------------------------------------------------------------------
12/01/98              18,667                   Services as a director valued at $3,627
------------------------------------------------------------------------------------------------
03/11/99               8,000                   Services as a director valued at $2,090
------------------------------------------------------------------------------------------------
05/06/99               8,000                   Services as a director valued at $1,340
------------------------------------------------------------------------------------------------
08/04/99               8,000                   Services as a director valued at $1,769
------------------------------------------------------------------------------------------------
02/10/00              16,000                   Services as a director valued at $14,686
------------------------------------------------------------------------------------------------
05/22/00               8,000                   Services as a director valued at $1,930
------------------------------------------------------------------------------------------------

In addition, Dr. Jones has acquired shares and options to purchase shares from Chartwell as follows:

* Family Jewels II Limited Partnership, an entity owned and controlled by Dr. Jones, received 1,000,000 shares from Chartwell on October 31, 1997 upon the conversion of $500,000 of debt owed to it by Chartwell.

* Dr. Jones received on option to acquire 400,000 shares at $0.32 per share, which option expires July 31, 2003.

CUSIP NO.194206 10 8                                                 PAGE 4 OF 5

* Family Jewels II Limited Partnership received 500,000 shares from Chartwell on September 2, 1998 as an adjustment to the October 31, 1997 conversion transaction.

* Family Jewels II Limited Partnership received 155,000 shares on June 7, 1999 in exchange for waiving any future adjustments of the October 31, 1997 conversion transaction. In addition, Dr. Jones was granted a five-year option to purchase 200,000 shares at $0.50 per share. Family Jewels II Limited Partnership transferred the 155,000 shares to John J. Grace. The Chartwell Group, Inc., an entity owned and controlled by Dr. Jones, has an option to convert $500,000 of debt into 1,000,000 shares of the Issuer's stock.

In January 2000, Dr. Jones sold 8,666 shares in the open market.

ITEM 4.  PURPOSE OF TRANSACTION.

Dr. Jones acquired the shares for investment. She has sold a limited number of shares.

Dr. Jones does not have any other present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or divided policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Dr. Jones will continue to review her investment in the Issuer and reserves the right to change her intention with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of May 31, 2000, Dr. Jones owned beneficially 3,208,000 shares (14.9%) of the Issuer's Common Stock as follows: 108,000 shares held in
         her  name,   1,500,000   shares  held  by  Family

CUSIP NO.194206 10 8                                                 PAGE 5 OF 5

         Jewels II Limited Partnership, an entity owned and controlled by Dr. Jones, options to purchase 600,000 shares from Chartwell, and the right to convert debt into 1,000,000 shares held by The Chartwell Group, Inc.

         Dr. Jones disclaims beneficial ownership as to 252,850 shares owned of record by her spouse, John J. Grace, and his options to purchase 200,000 shares from Chartwell.

(b) As of May 31, 2000, Dr. Jones had the sole power to vote and dispose of 3,208,000 shares.

(c) During the sixty day period preceding the filing of this Schedule 13D, Dr. Jones did not have any transactions in the stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Dr. Jones.

(e) Dr. Jones continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM     6.  CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
         RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 21, 2000                         /S/ JANICE A. JONES
                                            ------------------------------------
                                            Janice A. Jones